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                          May 14, 2024

       Michael McGaugh
       President and Chief Executive Officer
       Myers Industries, Inc.
       1293 S. Main Street
       Akron, OH 44301

                                                        Re: Myers Industries,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2024
                                                            File No. 333-279187

       Dear Michael McGaugh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              J. Bret Treier, Esq.